				EXHIBIT 12(a)

CLECO CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(UNAUDITED)

	For the		For the		For the
	three		nine		twelve
	months ended		months ended		months ended
	September 30, 2003
	(Thousands, except ratios)

Earnings (loss) from operations	$ 23,803		$ (24,785)		$ (21,604)
Income taxes (benefit)	15,143		(17,342)		(12,834)

Earnings (loss) from operations before income taxes	$ 38,946		$ (42,127)		$ (34,438)

Fixed charges:
Interest, long-term debt	$ 15,126		$ 43,736		$ 57,429
Interest, other (including interest on short-term debt)	1,883		7,956		13,097
Amortization of debt expense, premium, net	952		2,466		3,046
Portion of rentals representative of an interest factor	120		417		556

Total fixed charges	$ 18,081		$ 54,575		$ 74,128

Earnings (loss) from operations before income taxes	38,946		(42,127)		(34,438)
Total fixed charges	18,081		54,575		74,128
Amortization of capitalized interest	182		544		725

Earnings (loss) from operations before income taxes
and fixed charges	$ 57,209		$ 12,992		$ 40,415

Ratio of earnings (loss) to fixed charges	3.16	x	0.24	x *	0.55	x *

Total fixed charges from above	$ 18,081		$ 54,575		$ 74,128
Preferred stock dividends	513		1,583		2,115

Total fixed charges and preferred stock dividends	$ 18,594		$ 56,158		$ 76,243

Ratio of earnings (loss) to combined fixed charges
and preferred stock dividends	3.08	x	0.23	x **	0.53	x **

*				For the nine months and twelve months ended September 30, 2003, earnings were insufficient to cover fixed charges by $41.6 million and $33.7 million, respectively.

**				For the nine months and twelve months ended September 30, 2003, earnings were insufficient to cover fixed charges and preferred stock dividends by $43.2 million and $35.8 million, respectively.